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                                                                      Exhibit 15




June 7, 1996
The Stockholders and Board of Directors
First Data Corporation


We are aware of the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-2057) and related Prospectus of First Data Corporation, pertaining to the registration of up to $500 million in debt securities, preferred stock and/or common stock, of our report dated May 10, 1996 relating to the unaudited consolidated interim financial statements of First Data Corporation which are included in its Form 10-Q for the quarter ended March 31, 1996.

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.


                                                    /s/ Ernst & Young LLP
                                                        Ernst & Young LLP